SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2006	Commission File Number 001-12003
Meridian Gold Inc.
(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐                Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐                 No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone: (775) 850-3777
Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCES REVISED
PRODUCTION ESTIMATES
(All dollar amounts in U.S. currency)
Reno, NV — October 11, 2006 — Meridian Gold Inc. (“Meridian Gold” or the “Company”) (TSX:MNG) (NYSE:MDG) announced today that it is revising its El Peñón gold production estimates. El Peñón is in a transition period of mining lower gold grades and higher silver grades as previously indicated in the second quarter. Third quarter 2006 production from El Peñón totaled 54,000 ounces of gold and 1,500,000 ounces of silver, or a combined 81,300 gold equivalent ounces, which is expected to result in 2006 total production of 235,000 ounces of gold as compared to the previously announced 260,000 ounces. Silver production is expected to remain constant according to previous guidance of 6,700,000 ounces. Production on a gold equivalent ounce basis will equal 357,000 ounces at current realized metal prices.
Based on preliminary budgets for 2007, gold equivalent ounce production from El Peñón is expected to increase to approximately 385,000 ounces; comprised of a significant increase in silver production to 8, 500,000 ounces, and gold production of 230,000 ounces. The increase in silver production will enable the mine to continue to generate high cash flows at current silver prices. This shift in production levels is a part of the planned transition from mining the older Quebrada Colorada and Quebrada Orito stopes and bringing the newer areas of Cerro Martillo and Dorada with higher silver grades into production as planned.
Brian Kennedy, Vice-Chairman, President and CEO, commented, “While we are currently mining through the fringes of El Peñón’s older vein systems, we are expanding new areas such as Dorada, and completing the mill expansion projects that will enable us to process higher ore tonnage anticipated from the full ramp-up of the mine in late 2007. Additionally, our exploration team is aggressively continuing the exploration program in this vast land package and furthering the drilling of the Al Este and Angosta vein discoveries. In 2006, we again expect to grow our reserves net of depletion, ultimately further extending the life of the El Peñón mine, which has been an annual accomplishment since beginning commercial production in 2000.”
In addition, Meridian Gold’s third quarter operating profit will be reduced by one-time transition costs of $6.7 million associated with the recruitment of Edward Dowling, who joined Meridian Gold on September 18, 2006, and the transition of Brian Kennedy from current President and CEO, to Chairman of the Board, as of January 1, 2007. The $6.7 million charge includes bonuses in cash and equity being granted and vested, along with retirement benefits being awarded.
Meridian Gold will release its third quarter financial results on Tuesday, October 24, 2006, after markets close, and management will host a conference call the following morning at 9am E.D.T., The conference call is accessible by dialing (866) 831-5605 in the United States or Canada, and (617) 213-8851 from other international locations. Passcode #34885471. All participants will be required to register with the operator.
The Company will offer a live audio web cast of the conference call through www.streetevents.com or www.fulldisclosure.com. If you would like to listen to the conference call on the web, go to Meridian Gold’s home page on www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer in order to hear the live broadcast. Please note: You will be required to complete a registration page in order to view the live webcast.

For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for 3 months following the call on the www.streetevents.com website, or the link on Meridian Gold’s site. An audio-only replay is also available for 7 days following the call by dialing (888) 286-8010 in the United States or Canada, and (617) 801-6888 internationally. Passcode #: 16970704.

Meridian Gold Inc. is a different kind of gold company. The focus is on profitability, and the quality of the ounces produced, not the quantity of ounces produced. The quality of these ounces is measured by the value delivered to all stakeholders; including all shareholders, employees and the communities and environment in which Meridian lives and operates.
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this forward-looking information and disclaims any legal liability to do so, except in accordance with applicable securities laws.
For further information, please visit our website at www.meridiangold.com, or contact:

Krista Muhr
Senior Manager,	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
E-mail: krista.muhr@meridiangold.com

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